No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

KARAWANG, Indonesia, January  15, 2014 — Honda Prospect Motor officially opens its new second factory located in Karawang, West Java, Indonesia, with a grand opening ceremony on January 15, 2014.

Exhibit 2:

Malacca, Malaysia, January  16, 2014 — Honda Malaysia Sdn Bhd reinforced its strong commitment towards its business in Malaysia with the opening of the No.2 Line at its Pegoh Plant in Alor Gajah, Malacca, 11 years after the No.1 Line was opened in January 2003.

Exhibit 3:

On January 31, 2014, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: February 10, 2014

Honda Prospect Motor Opens Second Factory in Indonesia

KARAWANG, Indonesia, January 15, 2014 — Honda Prospect Motor officially opens its new second factory located in Karawang, West Java, Indonesia, with a grand opening ceremony on January 15, 2014.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/c140115Second-Factory-Indonesia/index.html

Honda Expands Factory in Malaysia with Opening of No.2 Line in Malacca

Malacca, Malaysia, January 16, 2014 — Honda Malaysia Sdn Bhd reinforced its strong commitment towards its business in Malaysia with the opening of the No.2 Line at its Pegoh Plant in Alor Gajah, Malacca, 11 years after the No.1 Line was opened in January 2003.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2014/c140116Expands-Factory-Malaysia/index.html

January 31, 2014

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2013

Tokyo, January 31, 2014 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2013.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2013 totaled JPY 160.7 billion (USD 1,525 million), an increase of 107.6% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 89.18 (USD 0.85), an increase of JPY 46.21 (USD 0.44) from JPY 42.97 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,020.8 billion (USD 28,664 million), an increase of 24.5% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations, as well as favorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 228.5 billion (USD 2,169 million), an increase of 73.2% from the same period last year, due primarily to an increase in sales volume and model mix, continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 216.6 billion (USD 2,055 million), an increase of 141.3% from the same period last year.

Equity in income of affiliates amounted to JPY 31.6 billion (USD 300 million) for the quarter, an increase of 47.7% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2013	Change	%	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2013	Change	%
Motorcycle business	3,815	4,251	436	11.4	2,350	2,657	307	13.1
Japan	51	52	1	2.0	51	52	1	2.0
North America	62	63	1	1.6	62	63	1	1.6
Europe	29	27	- 2	- 6.9	29	27	- 2	- 6.9
Asia	3,225	3,678	453	14.0	1,760	2,084	324	18.4
Other Regions	448	431	- 17	- 3.8	448	431	- 17	- 3.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal third quarter by business segment, in motorcycle business operations, revenue from sales to external customers increased 30.0%, to JPY 400.1 billion (USD 3,797 million) from the same period last year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 34.5 billion (USD 328 million), an increase of 51.4% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A expenses.

Automobile Business

For the three months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2013	Change	%	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2013	Change	%
Automobile business	986	1,082	96	9.7	841	900	59	7.0
Japan	138	216	78	56.5	135	215	80	59.3
North America	454	465	11	2.4	454	465	11	2.4
Europe	38	38	0	0.0	38	38	0	0.0
Asia	279	287	8	2.9	137	106	- 31	- 22.6
Other Regions	77	76	- 1	- 1.3	77	76	- 1	- 1.3

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 23.9%, to JPY 2,372.4 billion (USD 22,512 million) from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 154.2 billion (USD 1,464 million), an increase of 117.5% from the same period last year, due primarily to an increase in sales volume and model mix, continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

Financial Services Business

Revenue from customers in the financial services business operations increased 29.3%, to JPY 175.0 billion (USD 1,661 million) from the same period last year due mainly to an increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 12.0% to JPY 42.7 billion (USD 405 million) from the same period last year due mainly to favorable foreign currency effects.

Power Product and Other Businesses

For the three months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Three months ended Dec. 31, 2012	Three months ended Dec. 31, 2013	Change	%
Power product business	1,195	1,162	- 33	- 2.8
Japan	63	63	0	0.0
North America	426	427	1	0.2
Europe	206	198	- 8	- 3.9
Asia	341	338	- 3	- 0.9
Other Regions	159	136	- 23	- 14.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended December 31, 2012 and for the three months ended December 31, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 9.1%, to JPY 73.2 billion (USD 695 million) from the same period last year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of JPY 2.8 billion (USD 27 million), a decrease of JPY 2.9 billion (USD 28 million) from the same period last year due mainly to increased SG&A expenses and a decrease in sales volume and model mix in power product business operations.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,092.8 billion (USD 10,369 million), an increase of 21.1% from the same period last year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 59.3 billion (USD 563 million), an increase of 45.7% from the same period last year, due mainly to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

In North America, revenue increased by 27.7%, to JPY 1,591.4 billion (USD 15,100 million) from the same period last year due mainly to increased revenue in automobile business operations as well as favorable foreign currency translation effects. Operating income totaled JPY 131.1 billion (USD 1,244 million), an increase of 85.0% from the same period last year due mainly to continuing cost reduction efforts and favorable foreign currency effects, despite increased SG&A expenses.

In Europe, revenue increased by 26.6%, to JPY 180.7 billion (USD 1,715 million) from the same period last year due mainly to favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Honda reported an operating loss of JPY 8.7 billion (USD 83 million), a decline of JPY 5.1 billion (USD 49 million) from the same period last year due mainly to a decrease in sales volume and model mix, despite decreased SG&A expenses and favorable foreign currency effects.

In Asia, revenue increased by 15.4%, to JPY 678.0 billion (USD 6,433 million) from the same period last year mainly due to increased revenue in motorcycle business operations and favorable foreign currency translation effects, despite decreased revenue in automobile business operations. Operating income increased by 23.4%, to JPY 50.0 billion (USD 475 million) from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 9.6%, to JPY 243.9 billion (USD 2,315 million) from the same period last year mainly due to increased revenue in motorcycle business operations and favorable foreign currency translation effects, despite decrease in revenue from automobile business operations. Operating income totaled JPY 7.9 billion (USD 75 million), an increase of 197.2% from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Explanatory note:

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 105.39=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2013.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2013 totaled JPY 403.5 billion, an increase of 38.5% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 223.94, an increase of JPY 62.26 from JPY 161.68 for the same period last year.

Consolidated net sales and other operating revenue for the fiscal nine months amounted to JPY 8,745.2 billion, an increase of 22.6% from the same period last year, due primarily to increased revenue in automobile and motorcycle business operations as well as favorable foreign currency translation effects.

Consolidated operating income for the fiscal nine months amounted to JPY 584.9 billion, an increase of 43.1% from the same period last year, due primarily to increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the fiscal nine months totaled JPY 554.2 billion, an increase of 41.8% from the same period last year.

Equity in income of affiliates amounted to JPY 95.0 billion for the fiscal nine months, an increase of 36.5% from the same period last year.

Business Segment

Motorcycle Business

For the nine months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2013	Change	%	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2013	Change	%
Motorcycle business	11,532	12,521	989	8.6	7,020	7,613	593	8.4
Japan	167	169	2	1.2	167	169	2	1.2
North America	181	193	12	6.6	181	193	12	6.6
Europe	127	117	- 10	- 7.9	127	117	- 10	- 7.9
Asia	9,672	10,693	1,021	10.6	5,160	5,785	625	12.1
Other Regions	1,385	1,349	- 36	- 2.6	1,385	1,349	- 36	- 2.6

Notes: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal nine months by business segment, in motorcycle business operations, revenue from sales to external customers increased 26.0%, to JPY 1,215.1 billion from the same period last year, due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 122.6 billion, an increase of 44.3% from the same period last year, due primarily to an increase in sales volume and model mix and favorable foreign currency effects, despite increased SG&A and R&D expenses.

Automobile Business

For the nine months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2013	Change	%	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2013	Change	%
Automobile business	2,981	3,128	147	4.9	2,506	2,627	121	4.8
Japan	492	536	44	8.9	486	532	46	9.5
North America	1,308	1,371	63	4.8	1,308	1,371	63	4.8
Europe	121	118	- 3	- 2.5	121	118	- 3	- 2.5
Asia	842	881	39	4.6	373	384	11	2.9
Other Regions	218	222	4	1.8	218	222	4	1.8

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operations, revenue from sales to external customers increased 22.0%, to JPY 6,798.0 billion from the same period last year due mainly to increased consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 330.7 billion, an increase of 58.5% from the same period last year, due primarily to favorable foreign currency effects, despite increased SG&A and R&D expenses.

Financial Services Business

Revenue from customers in the financial services business operations increased 28.6%, to JPY 510.4 billion from the same period last year due mainly to increase in revenue from operating leases and favorable foreign currency translation effects. Operating income increased 14.2% to JPY 133.9 billion from the same period last year due mainly to favorable foreign currency effects, despite an increase in SG&A expenses.

Power Product and Other Businesses

For the nine months ended December 31, 2012 and 2013

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Nine months ended Dec. 31, 2012	Nine months ended Dec. 31, 2013	Change	%

Power product business	4,108	4,046	- 62	- 1.5
Japan	233	219	- 14	- 6.0
North America	1,620	1,759	139	8.6
Europe	592	591	- 1	- 0.2
Asia	1,224	1,128	- 96	- 7.8
Other Regions	439	349	- 90	- 20.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the nine months ended December 31, 2012 and for the nine months ended December 31, 2013, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 11.1%, to JPY 221.5 billion from the same period last year, due mainly to favorable foreign currency translation effects. Honda reported an operating loss of JPY 2.3 billion, a decrease of JPY 0.2 billion from the same period last year due mainly to decrease in sales volume and model mix in power product business operations, despite favorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 3,083.1 billion, an increase of 8.8% from the same period last year due mainly to increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 170.8 billion, an increase of 29.7% from the same period last year due mainly to favorable foreign currency effects, despite increased SG&A and R&D expenses.

In North America, revenue increased by 29.8%, to JPY 4,564.6 billion from the same period last year due mainly to increased revenue in automobile business operations, as well as favorable foreign currency translation effects. Operating income totaled JPY 249.0 billion, an increase of 38.5% from the same period last year due mainly to an increase in sales volume and model mix, and favorable foreign currency effects, despite an increase in SG&A expenses.

In Europe, revenue increased by 22.0%, to JPY 531.2 billion from the same period last year mainly due to favorable foreign currency translation effects, despite decreased revenue in automobile and motorcycle business operations. Honda reported an operating loss of JPY 32.0 billion, a decline of JPY 12.1 billion from the same period last year mainly due to a decrease in sales volume and model mix, despite decreased SG&A expenses and favorable foreign currency effects.

In Asia, revenue increased by 26.8%, to JPY 2,078.6 billion from the same period last year mainly due to increased revenue in motorcycle business operations as well as favorable foreign currency translation effects. Operating income increased by 50.7%, to JPY 163.8 billion from the same period last year due mainly to an increase in sales volume and model mix as well as favorable foreign currency effects, despite increased SG&A expenses.

In Other regions, which includes South America, the Middle East, Africa and Oceania, revenue increased by 13.8%, to JPY 765.1 billion from the same period last year mainly due to increased revenue in motorcycle and automobile business operations as well as favorable foreign currency translation effects. Operating income totaled JPY 31.9 billion, an increase of 25.5% from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2013

Total assets increased by JPY 1,911.5 billion, to JPY 15,546.9 billion from March 31, 2013, mainly due to increases in Finance subsidiaries’ long-term receivables and Property, plant and equipment, property on operating leases as well as foreign currency translation effects. Total liabilities increased by JPY 1,149.8 billion, to JPY 9,579.7 billion from March 31, 2013, mainly due to an increase in long-term debt and foreign currency translation effects. Total equity increased by JPY 761.7 billion, to JPY 5,967.1 billion from March 31, 2013 due mainly to additional net income and foreign currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Nine Months Ended December 31, 2013

Consolidated cash and cash equivalents on December 31, 2013 increased by JPY 8.4 billion from March 31, 2013, to JPY 1,214.5 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 870.4 billion for the fiscal nine months ended December 31, 2013. Cash inflows from operating activities increased by JPY 337.8 billion compared with the same period of the previous fiscal year due mainly to an increase in cash received from customers as a result of increased unit sales of automobiles, despite increased payments for parts and raw materials.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 1,344.4 billion. Cash outflows from investing activities increased by JPY 562.6 billion compared with the same period of the previous fiscal year, due mainly to an increase in acquisitions of finance subsidiaries-receivables and purchases of operating lease assets, despite an increase in collections of finance subsidiaries-receivables.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 413.2 billion. Cash inflows from financing activities increased by JPY 269.0 billion compared with the same period of the previous fiscal year, due mainly to an increase in proceeds from debt, despite increase in cash outflow due to an increase in dividends paid.

Forecasts for the Fiscal Year Ending March 31, 2014

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2014, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2014

	Yen (billions)	Changes from FY 2013
Net sales and other operating revenue	12,100.0	+ 22.5%
Operating income	780.0	+ 43.2%
Income before income taxes and equity in income of affiliates	755.0	+ 54.4%
Net income attributable to Honda Motor Co., Ltd.	580.0	+ 58.0%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	321.81

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 100 and JPY 134, respectively, for the full year ending March 31, 2014.

The reasons for the increases or decreases in the forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2014 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	102.6
Cost reduction, the effect of raw material cost fluctuations, etc.	20.0
SG&A expenses	- 118.0
R&D expenses	- 47.5
Currency effect	278.0

Operating income compared with fiscal year 2013	235.1

Fair value of derivative instruments	69.0
Others	- 38.1

Income before income taxes and equity in income of affiliates compared with fiscal year 2013	266.1

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 31, 2014, resolved to make the quarterly dividend JPY 20 per share of common stock, the record date of which is December 31, 2013.

The year-end dividend and total annual dividend per share of common stock for the fiscal year ending March 31, 2014 are expected to be JPY 20 and JPY 80 per share, respectively.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal nine months ended December 31, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013. This adoption has no impact on the Honda’s financial position or results of operations.

(b) Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are JPY 6,023 million and JPY 1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the nine months and the three months ended December 31, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2012 and 2013

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2012 Unaudited	Three months ended Dec. 31, 2013 Unaudited	Nine months ended Dec. 31, 2012 unaudited	Nine months ended Dec. 31, 2013 Unaudited
Net sales and other operating revenue	2,425,792	3,020,889	7,132,987	8,745,205
Operating income	131,941	228,574	408,821	584,988
Income before income taxes and equity in income of affiliates	89,777	216,612	390,817	554,234
Net income attributable to Honda Motor Co., Ltd.	77,441	160,732	291,397	403,599

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	42.97	89.18	161.68	223.94

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2013 Unaudited		Nine months ended Dec. 31, 2013 Unaudited
Net sales and other operating revenue		28,664		82,979
Operating income		2,169		5,551
Income before income taxes and equity in income of affiliates		2,055		5,259
Net income attributable to Honda Motor Co., Ltd.		1,525		3,830

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.85		2.12

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2013 audited	Dec. 31, 2013 unaudited
Assets
Current assets:
Cash and cash equivalents	1,206,128	1,214,594
Trade accounts and notes receivable	1,005,981	1,035,190
Finance subsidiaries-receivables, net	1,243,002	1,477,091
Inventories	1,215,421	1,318,174
Deferred income taxes	234,075	210,023
Other current assets	418,446	456,037

Total current assets	5,323,053	5,711,109

Finance subsidiaries-receivables, net	2,788,135	3,407,530

Investments and advances:
Investments in and advances to affiliates	459,110	582,026
Other, including marketable equity securities	209,680	287,745

Total investments and advances	668,790	869,771

Property on operating leases:
Vehicles	2,243,424	2,704,860
Less accumulated depreciation	400,292	477,112

Net property on operating leases	1,843,132	2,227,748

Property, plant and equipment, at cost:
Land	515,661	520,332
Buildings	1,686,638	1,836,040
Machinery and equipment	3,832,090	4,345,096
Construction in progress	288,073	317,642

	6,322,462	7,019,110
Less accumulated depreciation and amortization	3,922,932	4,321,819

Net property, plant and equipment	2,399,530	2,697,291

Other assets	612,717	633,470

Total assets	13,635,357	15,546,919

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2013 audited	Dec. 31, 2013 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,238,297	1,460,223
Current portion of long-term debt	945,046	1,100,448
Trade payables:
Notes	31,354	24,917
Accounts	956,660	951,867
Accrued expenses	593,570	553,334
Income taxes payable	48,454	48,832
Other current liabilities	275,623	345,422

Total current liabilities	4,089,004	4,485,043

Long-term debt, excluding current portion	2,710,845	3,427,700
Other liabilities	1,630,085	1,667,022

Total liabilities	8,429,934	9,579,765

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2013 and 1,811,428,430 shares on Dec. 31, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	48,986
Retained earnings	6,001,649	6,297,510
Accumulated other comprehensive income (loss), net	(1,236,792)	(798,542)
Treasury stock, at cost 9,131,140 shares on Mar. 31, 2013 and 9,136,201 shares on Dec. 31, 2013	(26,124)	(26,145)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,778,993

Noncontrolling interests	161,923	188,161

Total equity	5,205,423	5,967,154

Commitments and contingent liabilities

Total liabilities and equity	13,635,357	15,546,919

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended December 31, 2012 and 2013

	Yen (millions)
	Three months ended Dec. 31, 2012 unaudited	Three months ended Dec. 31, 2013 unaudited
Net sales and other operating revenue	2,425,792	3,020,889
Operating costs and expenses:
Cost of sales	1,800,557	2,208,846
Selling, general and administrative	354,767	425,949
Research and development	138,527	157,520

	2,293,851	2,792,315

Operating income	131,941	228,574

Other income (expenses):
Interest income	5,561	5,620
Interest expense	(2,812)	(3,849)
Other, net	(44,913)	(13,733)

	(42,164)	(11,962)

Income before income taxes and equity in income of affiliates	89,777	216,612

Income tax expense:
Current	30,295	65,519
Deferred	(2,199)	14,592

	28,096	80,111

Income before equity in income of affiliates	61,681	136,501
Equity in income of affiliates	21,411	31,631

Net income	83,092	168,132
Less: Net income attributable to noncontrolling interests	5,651	7,400

Net income attributable to Honda Motor Co., Ltd.	77,441	160,732

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	42.97	89.18

Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2012 and 2013

	Yen (millions)
	Three months ended Dec. 31, 2012 unaudited	Three months ended Dec. 31, 2013 unaudited
Net income	83,092	168,132
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	256,312	190,374
Unrealized gains (losses) on available-for-sale securities, net	8,339	4,197
Unrealized gains (losses) on derivative instruments, net	(842)	(587)
Pension and other postretirement benefits adjustments	1,846	(12,096)

Other comprehensive income (loss), net of tax	265,655	181,888

Comprehensive income (loss)	348,747	350,020
Less: Comprehensive income attributable to noncontrolling interests	10,736	11,778

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	338,011	338,242

Consolidated Statements of Income

For the nine months ended December 31, 2012 and 2013

	Yen (millions)
	Nine months ended Dec. 31, 2012 unaudited	Nine months ended Dec. 31, 2013 unaudited
Net sales and other operating revenue	7,132,987	8,745,205
Operating costs and expenses:
Cost of sales	5,294,606	6,484,067
Selling, general and administrative	1,024,922	1,225,873
Research and development	404,638	450,277

	6,724,166	8,160,217

Operating income	408,821	584,988

Other income (expenses):
Interest income	19,921	17,540
Interest expense	(8,943)	(9,661)
Other, net	(28,982)	(38,633)

	(18,004)	(30,754)

Income before income taxes and equity in income of affiliates	390,817	554,234

Income tax expense:
Current	104,081	168,527
Deferred	46,661	51,853

	150,742	220,380

Income before equity in income of affiliates	240,075	333,854
Equity in income of affiliates	69,640	95,084

Net income	309,715	428,938
Less: Net income attributable to noncontrolling interests	18,318	25,339

Net income attributable to Honda Motor Co., Ltd.	291,397	403,599

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	161.68	223.94

Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2012 and 2013

	Yen (millions)
	Nine months ended Dec. 31, 2012 unaudited	Nine months ended Dec. 31, 2013 unaudited
Net income	309,715	428,938
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	104,013	356,124
Unrealized gains (losses) on available-for-sale securities, net	(3,889)	22,647
Unrealized gains (losses) on derivative instruments, net	(493)	(241)
Pension and other postretirement benefits adjustments	6,112	69,298

Other comprehensive income (loss), net of tax	105,743	447,828

Comprehensive income (loss)	415,458	876,766
Less: Comprehensive income attributable to noncontrolling interests	21,560	34,917

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	393,898	841,849

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2012 unaudited	Nine months ended Dec. 31, 2013 unaudited
Cash flows from operating activities:
Net income	309,715	428,938
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	240,115	327,932
Depreciation of property on operating leases	182,193	253,920
Deferred income taxes	46,661	51,853
Equity in income of affiliates	(69,640)	(95,084)
Dividends from affiliates	36,053	17,027
Provision for credit and lease residual losses on finance subsidiaries-receivables	5,890	15,828
Impairment loss on property on operating leases	3,501	2,798
Loss (gain) on derivative instruments, net	29,941	(24,656)
Decrease (increase) in assets:
Trade accounts and notes receivable	45,104	42,855
Inventories	(143,483)	(9,686)
Other current assets	44,359	10,633
Other assets	(21,006)	(16,228)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(162,593)	(33,090)
Accrued expenses	(12,676)	(33,446)
Income taxes payable	10,354	(2,323)
Other current liabilities	41,107	56,701
Other liabilities	(10,198)	(47,431)
Other, net	(42,709)	(76,044)

Net cash provided by operating activities	532,688	870,497

Cash flows from investing activities:
Increase in investments and advances	(15,031)	(33,959)
Decrease in investments and advances	15,786	32,342
Payments for purchases of available-for-sale securities	—	(35,771)
Proceeds from sales of available-for-sale securities	682	6,614
Payments for purchases of held-to-maturity securities	(3,611)	(19,146)
Proceeds from redemptions of held-to-maturity securities	9,207	1,762
Capital expenditures	(440,479)	(519,034)
Proceeds from sales of property, plant and equipment	27,487	20,475
Proceeds from insurance recoveries for damaged property, plant and equipment	4,665	6,800
Acquisitions of finance subsidiaries-receivables	(1,438,155)	(2,159,681)
Collections of finance subsidiaries-receivables	1,344,809	1,748,239
Purchases of operating lease assets	(573,890)	(833,232)
Proceeds from sales of operating lease assets	286,709	440,102

Net cash used in investing activities	(781,821)	(1,344,489)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2012 unaudited	Nine months ended Dec. 31, 2013 unaudited
Cash flows from financing activities:
Proceeds from short-term debt	4,981,439	7,016,475
Repayments of short-term debt	(4,741,729)	(6,910,816)
Proceeds from long-term debt	823,496	1,348,115
Repayments of long-term debt	(795,247)	(897,783)
Dividends paid	(95,521)	(106,335)
Dividends paid to noncontrolling interests	(6,045)	(8,703)
Sales (purchases) of treasury stock, net	(3)	(21)
Other, net	(22,122)	(27,653)

Net cash provided by (used in) financing activities	144,268	413,279

Effect of exchange rate changes on cash and cash equivalents	16,254	69,179

Net change in cash and cash equivalents	(88,611)	8,466

Cash and cash equivalents at beginning of the year	1,247,113	1,206,128

Cash and cash equivalents at end of the period	1,158,502	1,214,594

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	307,814	1,915,552	135,329	67,097	2,425,792	—	2,425,792
Intersegment	—	2,877	2,827	4,214	9,918	(9,918)	—

Total	307,814	1,918,429	138,156	71,311	2,435,710	(9,918)	2,425,792

Segment income (loss)	22,803	70,926	38,136	76	131,941	—	131,941

For the three months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	400,149	2,372,498	175,016	73,226	3,020,889	—	3,020,889
Intersegment	—	5,213	2,590	5,380	13,183	(13,183)	—

Total	400,149	2,377,711	177,606	78,606	3,034,072	(13,183)	3,020,889

Segment income (loss)	34,520	154,242	42,709	(2,897)	228,574	—	228,574

(B) As of and for the nine months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	964,178	5,572,275	397,008	199,526	7,132,987	—	7,132,987
Intersegment	—	10,709	8,344	9,032	28,085	(28,085)	—

Total	964,178	5,582,984	405,352	208,558	7,161,072	(28,085)	7,132,987

Segment income (loss)	85,005	208,724	117,250	(2,158)	408,821	—	408,821

Assets	981,005	5,330,011	6,197,252	295,000	12,803,268	(277,946)	12,525,322
Depreciation and amortization	25,644	207,511	183,151	6,002	422,308	—	422,308
Capital expenditures	42,650	358,004	574,903	9,864	985,421	—	985,421

As of and for the nine months ended December 31, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,215,108	6,798,093	510,428	221,576	8,745,205	—	8,745,205
Intersegment	—	13,803	7,749	10,937	32,489	(32,489)	—

Total	1,215,108	6,811,896	518,177	232,513	8,777,694	(32,489)	8,745,205

Segment income (loss)	122,644	330,772	133,937	(2,365)	584,988	—	584,988

Assets	1,255,574	6,218,830	8,082,774	347,236	15,904,414	(357,495)	15,546,919
Depreciation and amortization	34,171	284,338	255,567	7,776	581,852	—	581,852
Capital expenditures	37,863	436,741	835,991	10,347	1,320,942	—	1,320,942

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 250,392 million as of December 31, 2012 and JPY 305,906 million as of December 31, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 182,193 million for the nine months ended December 31, 2012 and JPY 253,920 million for the nine months ended December 31, 2013, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 573,890 million for the nine months ended December 31, 2012 and JPY 833,232 million for the nine months ended December 31, 2013 respectively, of purchase of operating lease assets.

5.	The amounts of Assets and Depreciation and amortization for the nine months ended December 31, 2012 have been corrected from the amounts previously disclosed.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	408,108	1,196,301	113,077	490,606	217,700	2,425,792	—	2,425,792
Transfers between geographic areas	494,282	49,564	29,729	96,805	4,823	675,203	(675,203)	—

Total	902,390	1,245,865	142,806	587,411	222,523	3,100,995	(675,203)	2,425,792

Operating income (loss)	40,734	70,892	(3,582)	40,572	2,662	151,278	(19,337)	131,941

For the three months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	587,390	1,486,584	153,428	552,569	240,918	3,020,889	—	3,020,889
Transfers between geographic areas	505,413	104,848	27,332	125,439	3,068	766,100	(766,100)	—

Total	1,092,803	1,591,432	180,760	678,008	243,986	3,786,989	(766,100)	3,020,889

Operating income (loss)	59,366	131,128	(8,751)	50,061	7,911	239,715	(11,141)	228,574

(B) As of and for the nine months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,407,673	3,343,646	360,556	1,364,147	656,965	7,132,987	—	7,132,987
Transfers between geographic areas	1,426,461	171,692	74,700	275,535	15,572	1,963,960	(1,963,960)	—

Total	2,834,134	3,515,338	435,256	1,639,682	672,537	9,096,947	(1,963,960)	7,132,987

Operating income (loss)	131,759	179,858	(19,941)	108,726	25,481	425,883	(17,062)	408,821

Assets	3,157,163	6,909,128	578,799	1,335,433	630,408	12,610,931	(85,609)	12,525,322
Long-lived assets	1,099,664	2,265,033	117,260	353,154	125,222	3,960,333	—	3,960,333

As of and for the nine months ended December 31, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,525,930	4,276,802	467,107	1,719,827	755,539	8,745,205	—	8,745,205
Transfers between geographic areas	1,557,227	287,851	64,110	358,802	9,615	2,277,605	(2,277,605)	—

Total	3,083,157	4,564,653	531,217	2,078,629	765,154	11,022,810	(2,277,605)	8,745,205

Operating income (loss)	170,834	249,015	(32,065)	163,836	31,977	583,597	1,391	584,988

Assets	3,358,668	8,971,157	680,265	1,901,843	754,394	15,666,327	(119,408)	15,546,919
Long-lived assets	1,231,875	2,987,988	136,349	545,648	155,123	5,056,983	—	5,056,983

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 250,392 million as of December 31, 2012 and JPY 305,906 million as of December 30, 2013 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	The amounts of Assets for the nine months ended December 31, 2012 have been corrected from the amounts previously disclosed.

[7] Other

1. Impairment loss on investments in affiliates

For the nine months ended December 31, 2012, Honda recognized impairment loss of JPY 7,273 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2012 and for the nine and the three months ended December 31, 2013, Honda did not recognize any significant impairment losses.

2. Immaterial corrections of the prior year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in other, net in cash flows from financing activities, in the consolidated statements of cash flows for the nine months ended December 31, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by JPY 20,508 million for the nine months ended December 31, 2012.

3. Impact of the plan amendment and curtailment in consolidated subsidiaries on the Company’s consolidated financial position and results of operations

In September 2013, certain consolidated subsidiaries in North America amended their existing defined benefit pension plans, effective January 1, 2014, to reduce the benefits in future periods for their employees on or after January 1, 2014.

This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recorded in other comprehensive income (loss), net of tax during the three months ended September 30, 2013.

Following this plan amendment, employees of these consolidated subsidiaries could elect to move from the existing defined benefit pension plans to a defined contribution pension plan on January 1, 2014. Consequently, certain employees elected to move to the defined contribution pension plan in October 2013, resulting in a curtailment in the existing defined benefit pension plans. As a result, Honda recognized ¥21,368 million of the prior service benefit included in accumulated other comprehensive income (loss) as a curtailment gain, of which ¥15,407 million is included in cost of sales and ¥5,961 million is included in selling, general and administrative expense in the accompanying consolidated statements of income for the three months ended December 31, 2013. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of plan assets in the existing defined benefit pension plans at the date of the curtailment. The effect of the remeasurement was recorded in other comprehensive income (loss), net of tax during the three months ended December 31, 2013. This plan amendment and curtailment did not have a material impact on pension costs and contributions to the pension plan for the nine months and the three months ended December 31, 2013.